                                                                    Exhibit 99.1
[VIVENDI UNIVERSAL LOGO]

                 VIVENDI UNIVERSAL ANNOUNCES VERY STRONG SECOND
                      QUARTER AND FIRST HALF 2001 RESULTS
                      FOR MEDIA & COMMUNICATIONS BUSINESSES

- In the course of the first half of 2001, Vivendi Universal achieved three quarters of its full-year target of incremental EBITDA (nearly 800 million euros excluding Maroc Telecom, relative to the company's target of slightly more than 1 billion euros).

- In the first half of 2001, revenues increased to 12.4 billion euros (up 15%(1)), and EBITDA grew to 2.2 billion euros (up 77% over 2000 comparable period).

- During a strong second quarter, revenues increased 16%(1) to 6.6 billion euros, and EBITDA grew 57% to 1.3 billion euros.

- Excluding Maroc Telecom, revenue growth was 8%(1), and EBITDA growth was 35% for the second quarter. For the first half of 2001, revenues were up 11%(1) and EBITDA was up 62%.


PARIS, JULY 23, 2001 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today announced that for the second quarter of 2001 ended June 30, 2001, EBITDA (earnings before interest, taxes, depreciation and amortization) increased to
1.3 billion euros, and revenue growth was 16%(1) versus the pro forma results of the comparable period last year. Excluding Maroc Telecom consolidated for the first time this quarter, revenue growth was 8%(1) and EBITDA growth was 35%. For the first half of 2001, the company generated strong EBITDA growth of 77% to 2.2 billion euros versus pro forma results for the first half of the prior year (62% excluding Maroc Telecom). Revenues for the same period were 12.4 billion euros, reflecting a 15% increase over the pro forma first half 2000, excluding Universal Studios Group Filmed Entertainment, and 11%(1) overall excluding Maroc Telecom.

                             CEO OVERVIEW OF RESULTS

          "The results produced by Vivendi Universal in the second quarter are well ahead of market consensus," said Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal. "They confirm the robustness of our businesses, with limited exposure to advertising; the benefits of a truly global position; and the fast progress of the reorganization and implementation of our recent merger.

         "With three quarters of the `aggressive' incremental EBITDA target for the full year 2001(2) already achieved in the first half of the year, I can only re-emphasize our confidence. We will at least meet our stated targets.

         "Obviously, our current stock price does not fully reflect this situation in terms of EBITDA multiples or Enterprise Value to EBITDA to growth. With the highest growth rates of the industry and the lowest multiples, our stock is definitely an attractive investment today.

------------------

(1)  Excluding Universal Studios Group (USG) Filmed Entertainment

(2) 1.12 billion euros of incremental EBITDA, or 35%, over the pro forma 2000 guidance provided last October and slightly above 1 billion euros of incremental EBITDA over the final 2000 results

         "The first half has been a period of total operational focus in each of our businesses, while completing significant achievements in the implementation of the merger, reorganization and execution of our strategy.

         "For operations in the second quarter, I am particularly pleased and satisfied to see that:

- MUSIC has been able, in a weak market, to slightly increase its revenues, continue to strengthen its leadership, both through releases and successful cross-border sales. These factors, coupled with management's continued focus on cost reductions, produced strong double-digit EBITDA growth;

- PUBLISHING faced, in the second quarter, an expected slow down, mainly due to the lack of major game releases (compared to the second quarter last year) and seasonality of trade shows. Diablo II was successfully released in the second quarter of last year. Our education division has been very strong, however, and everything today indicates that Publishing EBITDA next quarter is likely to be back to significant double-digit growth;

- IN TV & FILM, Canal + continued its turn-around in the second quarter with 11% revenue growth; a 30% increase of its digital subscriber base (on 12 months) and 26% growth in EBITDA. A Canal+ reorganization in France is currently being implemented. Restructuring of Canal+ international activities is well on its way in Italy and the Nordic countries.

     Universal Pictures continued its pace and momentum creating very strong EBITDA growth. The Mummy Returns has exceeded $400 million in worldwide box office receipts and The Fast and the Furious has grossed approximately $125 million in North American box office receipts since its release in late June. Jurassic Park III had a very strong opening in North America over the past five days with an estimated $80 million in box office receipts;

- TELECOMS had an excellent quarter in terms of acquisitions of new customers and profitability. The 39% EBITDA margin of SFR for the first half of 2001 is a direct benefit of management's focus to continually optimize market share and profitability. Customer acquisition costs continue to decrease. Churn is being maintained at a level of 2%;

- INTERNET performance is on track relative to our 2001 target. In terms of audience - in the U.S. and Europe - Vivendi Universal will rank eleventh, and second amongst media companies, once the MP3.com acquisition is finalized."

Mr. Messier added: "I am also pleased to see that these strong operational results combined with our initial revenue synergies:

- WITHIN OUR CONTENT BUSINESSES: The success of our sequel film The Mummy Returns was extended across our businesses as we created a soundtrack, an interactive game, a book, a theme park experience, a TV series, consumer products and a spin-off film, The Scorpion King. Jurassic Park III is another example of how an already successful franchise continues to build across the company;

- BETWEEN CONTENT AND ACCESS: In the first half of the year, we prepared for the launch of a mobile telephony service, "Universal Mobile Music," a service to be offered to young users in the French market this September;

-    A NUMBER OF CROSS-MARKETING INITIATIVES are currently under review.

"Finally, the implementation of our strategy has progressed significantly in the first half of the year:

- By acquiring a worldwide leadership position in education through Houghton Mifflin Company, whose prospects for the rest of the year are excellent. Our integration is already under way. We are essentially where we wanted to be within our content businesses;


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     -    By putting in place the essential elements for the successful launch of pressplay, an on-demand music subscription service created by Universal Music Group and Sony Music Entertainment;

     - By proposing to acquire MP3.com, which offers Vivendi Universal a large audience of dedicated music fans, a robust distribution platform and state-of-the-art technology;

     - By creating distribution agreements for pressplay with Yahoo!, Microsoft's MSN, and MP3.com;

     - By consolidating our Internet properties, at low cost, and by strengthening our presence in Internet distribution and technology with the acquisitions of Uproar and MP3.com;

     -    By supporting USA Networks, Inc.'s development with Expedia and NLG;

"We will continue to focus on our distribution reach, not only for music, but for video-on-demand (VOD) and all our content businesses. Our businesses are strong and global enough to focus first on commercial agreements and partnerships, as we have demonstrated during our first six months.

"I, along with the rest of our management team, have confidence in the momentum which exists today at Vivendi Universal, delivering on the promises of the merger. Our strong global positions will allow us to continue to strengthen our content leadership and our distribution reach, as well as to aggressively cross-market our products. On that basis, our prospects of growth are more attractive relative to the rest of the industry," Mr. Messier concluded.

                                VIVENDI UNIVERSAL
                           MEDIA AND COMMUNICATIONS(a)
                         (millions of euros, unaudited)

                                              Quarter Ended                                First Half Ended
                                              June 30,                                     June 30,
                                              2001             2000                        2001                 2000
                                              Actual           Pro Forma (b)               Actual               Pro Forma (b)
                                              -------------    -------------               ----------------     -------------
REVENUE
   Music                                       1,540                 1,533                 2,986                 2,933
   Publishing                                    794                   846                 1,611                 1,569
   TV & Film                                   2,248                 2,084                 4,325                 4,092
   Telecoms                                    1,983                 1,312                 3,478                 2,465
   Internet                                       27                    13                    46                    15
                                              ------                 -----                 -----                ------
   MEDIA & COMMUNICATIONS                      6,592                 5,788                12,446                11,074
   Holding and Corporate                          --                    (2)                   --                    --
                                              ------                 -----                 -----                ------

   TOTAL MEDIA & COMMUNICATIONS                6,592                 5,786                12,446                11,074
                                              ======                 =====                 =====                ======

EBITDA
   Music                                         271                   232                   451                   389
   Publishing                                    120                   119                   223                   201
   TV & Film                                     314                   171                   598                   292
   Telecoms                                      703                   414                 1,136                   554
   Internet                                      (39)                  (42)                  (88)                  (60)
                                              ------                 -----                 -----                ------
   MEDIA & COMMUNICATIONS                      1,369                   894                 2,320                 1,376
   Holding and Corporate                         (64)                  (64)                 (115)                 (127)
                                              ------                 -----                 -----                ------

   TOTAL MEDIA & COMMUNICATIONS                1,305                   830                 2,205                 1,249
                                               =====                   ===                 =====                 =====

(a) US GAAP based, with exception of certain TV & Film operations, which are stated in French GAAP.

(b) Pro forma results include the acquisition of Seagram and exclude France Loisirs (which is not consolidated in 2001).


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BUSINESS UNIT HIGHLIGHTS

- MUSIC: In the second quarter, Universal Music Group (UMG) generated double-digit EBITDA growth of 17% to 271 million euros, reflecting strong performances in the U.S., Japan, and in UMG's music publishing business. This was primarily due to improved margins in the product mix and increased sales of catalog product, a slight decline in overall A&R costs and the increased contribution from music publishing. Revenues were flat in the second quarter, versus a very strong comparable quarter in 2000 and in spite of an adverse business environment, including overall market declines since the beginning of the year in the U.S. and in two of the company's larger international markets: Brazil and Germany. Universal Music Group recorded a strong performance in 2001, with first-half revenue growth of 2% and EBITDA growth of 16%. UMG market share in the first half versus the comparable period last year has increased in Japan and the U.K. and essentially remained constant in the U.S.

     Major album sales in the quarter included those by Blink 182, D-12, Moulin Rouge (original soundtrack), Shaggy and Bon Jovi's live album, among others. This compared to a very strong quarter in 2000, which included best selling titles by Eminem and Bon Jovi's studio album. Once again in the second quarter of 2001, the strength of UMG's catalog was demonstrated with
     1.4 million units shipped of the Very Best of Bob Marley. Second half 2001 scheduled releases include albums by Elton John, Andrea Bocelli, Sheryl Crow, DMX, Brian McKnight, The Cranberries, Aqua, Mary J. Blige and Enrique Iglesias.

     Vivendi Universal and UMG continue to pursue strategic initiatives to deliver music content online to consumers. Over the last few months, these initiatives included:

- pressplay: A joint venture between UMG and Sony Music Entertainment, pressplay is a music service company created to offer on-demand online music subscription services through affiliates, including Yahoo!, Microsoft's MSN and MP3.com. UMG, Sony Music Entertainment and other music companies will provide their music content to pressplay on a non-exclusive basis. The service is expected to launch in the U.S. later this summer.

- Aggregation: With the announced acquisition of MP3.com, the acquisition of EMusic, and the full ownership of GetMusic, UMG will have more combined traffic than any other music-based web destination.

- MP3.com: Through the acquisition of MP3.com, UMG will have access to MP3.com's technical knowledge and expertise in digital music distribution to the consumer.

- PUBLISHING: In the second quarter, Vivendi Universal Publishing (VUP - formerly Havas) reported a 6% decrease in revenues and a 1% increase in EBITDA versus 2000 pro forma results, due to the timing associated with the company's games division release schedule and seasonality impacts. The second quarter last year included the very successful release of Diablo II, partially offset this quarter by the success of the Diablo II expansion pack which ranked VUP first this June in the U.S. for PC game market. The impact of trade fair activity, which primarily occurs on a bi-annual basis, also weakened this quarter's results.

     The company's education and literature divisions performed very well in the second quarter with a 12% increase in revenues and almost a three-fold increase in EBITDA, primarily due


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     to Jumpstart leading in market share, the launch of Adi5 and Adiboudchou, and a successful back-to-school program in Brazil which occurs in the first half of the company's calendar year. The Business-to-Business division sustained its performance in a weak advertising market, with EBITDA stable versus the prior year. The successful integration of Staywell and 3V (a U.S. patient education business) generated a good performance for the Health division.

     Vivendi Universal Publishing's first half revenues increased 3%, and EBITDA growth was 11% versus 2000 pro forma results for the comparable period. The company is evaluating the disposal of certain non-core businesses and focusing its activities in areas where Vivendi Universal is a market leader. Combined with the acquisition of Houghton Mifflin, the company expects VUP to contribute positively to revenue and EBITDA growth in the second half of 2001, with sound prospects for the upcoming quarter.

     Acquisition of Houghton Mifflin Company

     On July 6, 2001, Vivendi Universal successfully completed a cash tender offer of Houghton Mifflin Company, a leading U.S. educational publisher. To date, Vivendi Universal has acquired approximately 90% of Houghton Mifflin's outstanding shares. The total consideration approximates $2.2 billion, including the assumption of Houghton Mifflin's average net debt of $500 million. The acquisition will be financed largely by the expected divestiture of VUP's Professional Information Division and free sheets. With this acquisition, VUP - already a leader in France, Spain and Brazil and with a very strong market share throughout Europe and Latin America - will be propelled to the #2 position worldwide in education publishing. The Houghton Mifflin acquisition will also significantly enhance VUP's position in the U.S. textbook market and will allow the immediate undertaking of synergies in production/logistics and corporate restructuring with other U.S. operations of VUP. Those synergies are expected to reach at least $75 million per year at the EBITDA level before the end of 2002. Houghton Mifflin's early 2001 results were good, and the company expects a strong second half.

- TV & FILM: In the second quarter of 2001, EBITDA from the TV & Film business increased 84% to 314 million euros. Revenues increased 11%, excluding the results of USG Filmed Entertainment, which increased 4%. In the first half of 2001, TV & Film EBITDA more than doubled to 598 million euros, and revenues, excluding USG Filmed Entertainment, increased 12%.

     At Universal Studios, EBITDA increased 193% to 169 million euros in the second quarter of 2001 from 58 million euros in the second quarter of 2000. The significant improvement in EBITDA primarily reflects the solid performance of the motion picture business, including the success of The Mummy Returns, which has surpassed worldwide box office receipts of $400 million. The Fast and the Furious has grossed North American box office receipts of approximately $125 million since its release in late June, and Jurassic Park III has reported an opening five-day box office estimate of $80 million. Universal also successfully extended its distribution agreement with DreamWorks SKG for five additional years.

     Universal Studios' recreation business reported improved earnings, primarily due to management fees earned from the new park - Universal Studios Japan - that opened on March 31, 2001. Following its grand opening at the end of March, Universal Studios Japan set a new attendance record with almost three million visitors in its first three months, and


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     continues to attract unprecedented numbers of visitors and visitor spending at its theme park in Osaka.

     At Canal+, second quarter revenues increased 11%, primarily due to distribution activities (CanalSatellite and Telepiu), a growing subscriber base, higher ARPU (average revenue per user) and a continuous move from analog to digital subscriptions. Second quarter EBITDA increased 26% to 139 million euros, primarily reflecting distribution activities and StudioCanal.

     Canal+ Group reaffirms its position as the leading European pay-TV operator, and its # 1 position in Europe in digital television. Canal+ digital subscribers increased 30% to 5.8 million year over year. In the movie business, StudioCanal received awards at the Cannes Film Festival, including the Golden Palm for Nanni Moretti's The Son's Room.

     The TV & Film division continued the reorganization of its different businesses to ensure growth and profitability:

     CANAL+ RESTRUCTURING: Vivendi Universal and News Corp. agreed to merge their pay television and digital distribution activities in Italy. In the Nordic countries, Canal+ Group sold its stake in the regional satellite platform Canal Digital, while securing a long-term exclusive distribution agreement for its Nordic premium channels. Canal+ Group also reorganized its French premium channel by implementing a restructuring process to reduce overheads and maximizing its attractiveness and the cost effectiveness of its unscrambled programming grid in order to compensate for an expected increase in sports rights costs.

- In movie and television production and distribution, Universal Pictures and StudioCanal were combined to create a unique global powerhouse in movie and television production and distribution. StudioCanal acquired a controlling interest in Expand, France's leading and Europe's third-ranked producer of TV programming, positioning the Group as a leader in TV production. The expected acquisition of the remaining publicly owned shares of StudioCanal will facilitate the continued implementation of synergies with Universal.

- TELECOMS: Telecoms has registered an excellent second quarter and half year. In the second quarter of 2001, revenues increased by 51%, and EBITDA grew by 70% versus the second quarter of 2000. Excluding Maroc Telecom, consolidated for the first time this quarter, revenue growth was 23%, and EBITDA increased 24% versus the second quarter last year. In the first half of 2001, Telecoms reported revenue growth of 41% to 3.5 billion euros and EBITDA growth doubled to 1.1 billion euros versus the first half last year. Excluding Maroc Telecom, EBITDA increased 71% on revenue growth of 26% in the first half compared to the same period last year. Telecoms achieved these results primarily through its largest subsidiary, Societe Francaise de Radiotelephone (SFR). In the quarter, SFR increased market share to 34%, reduced churn to 2.0%, decreased acquisition costs by 21% and stabilized ARPU. SFR's customer base increased by 640,000 customers in the second quarter to 11.2 million customers. In the first half, SFR has increased its EBITDA margin from 29% for the comparable period in 2000 to 39% in 2001. SFR continued to focus on increasing revenues per customer by offering new services to customers. For example, data services now represent over 7% of billed revenues. The launching of a new Universal branded mobile telephony service - "Universal Mobile Music" - to young mobile users in the French market is expected this September.


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     In May 2001, the French regulator awarded SFR a third generation UMTS
     (Universal Mobile Telecommunications System) license. SFR scored the highest criteria required from Telecom bidders. The definitive award by the French authorities is in progress.

     Cegetel's fixed telephone service had over 2.7 million lines (including 35% of pre-selected lines) in operation by June 30, 2001, compared with 2.0 million lines (including 2% of pre-selected lines) at the same period last year. Total voice volume in millions of minutes increased 62% versus the same quarter last year.

     Vivendi Universal acquired an interest in Maroc Telecom and began consolidating in the second quarter of 2001, as the company obtained controlling influence through board representation. The Morocco telephone market offers significant growth potential for the company's international Telecoms business.

- INTERNET: In the second quarter ended 2001, EBITDA losses declined to 39 million euros. First half EBITDA losses were 88 million euros, of which 19 million euros relate to sites Vivendi Universal plans to divest. Through Vivendi Universal Net, Internet-based activities are focused on achieving growth, primarily through selective investments, the strong internal growth of its subsidiaries and the development of applications with multiple sources of revenue.

     Preliminary studies by MMXI and Netratings estimate that, with the pending acquisition of MP3.com, Vivendi Universal will be ranked 11th in Europe and the U.S. combined and ranked second amongst media companies, with over 23 million visitors and a 16% reach.

     Vizzavi is on track with more than 2 million registered customers. The service is already available in France, Germany, Greece, Italy, the Netherlands and the U.K. as a PC and WAP mobile portal, will extend to Portugal and Spain before the end of 2001 and is well placed to take advantage of growth expected in wireless services in 2002. In countries where Vizzavi has been launched, like the UK and Italy, Vizzavi has already established a proven track record of increasing SMS messaging and data usage per subscriber. For example, there were more than 600,000 average daily page views in WAP in the U.K. and Italy in June.

                               BUSINESS SYNERGIES

Vivendi Universal continues to aggressively integrate its business units in order to achieve synergies and create outstanding shareholder value. Revenue synergy development is well under way and ready for delivery in 2002; however, the company is already delivering initial revenue synergy program results today. Vivendi Universal is focused on the tremendous opportunities that exist in leveraging each of the company's world-class content businesses through cross-promotion and development of content concepts across each of the company's businesses -- including the coordinated development and launch of games, music, film and publishing products for Vivendi Universal franchises, such as Jurassic Park III and The Mummy Returns. Leveraging content also crosses to Vivendi Universal's access businesses, including the development and introduction of mobile telephone services oriented toward a youth market and incorporating access to Vivendi Universal's rich content. The company optimizes distribution networks across businesses in order to increase revenue-generating distribution and minimize distribution costs.

The company seeks strategic opportunities to further enhance its content and access businesses, such as the impending acquisitions of Houghton Mifflin and MP3.com. Such acquisitions


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
provide further ability to utilize content across all distribution and development mediums, including Houghton Mifflin Publishing franchises, such as Curious George and Lord of the Rings, and the music distribution and technology development know-how of MP3.com.

In addition to these true revenue-generating synergy activities, the company also remains focused on cost-savings synergy opportunities. During the first six months of 2001, annualized savings in areas of procurement, logistics, headquarters costs, and information technology have totaled nearly 200 million euros. The company remains confident that it will deliver over 400 million euros in annual cost savings by 2002.

IMPORTANT NOTE:

The unaudited results in this press release are presented on a French GAAP-basis for Canal+ and a U.S. GAAP-basis for all other businesses. This release is intended to be an interim report on the company's progress in achieving its full-year media and communications revenue and EBITDA targets. The company will release complete earnings information on half-year results ending June 30, 2001 late in September 2001. As previously indicated, Vivendi Universal will report unaudited U.S. GAAP financial results on a quarterly basis beginning in 2002.

ANALYST CALL ON OPERATING RESULTS:

THE COMPANY'S OPERATING RESULTS ANALYST CONFERENCE CALL CAN BE HEARD LIVE ON THE INTERNET AT 4:00PM (LONDON TIME), 5:00PM (PARIS TIME) AND 11:00 AM (NEW YORK
TIME) ON MONDAY, JULY 23. TO LISTEN TO THE CALL OR TO ACCESS A SLIDE PRESENTATION, VISIT VIVENDI UNIVERSAL'S FINANCIAL WEBSITE:
HTTP://FINANCE.VIVENDIUNIVERSAL.COM.

VIVENDI UNIVERSAL - COMPANY DESCRIPTION

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The Publishing business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms, including print, multimedia, in the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products,


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
services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

Vivendi Universal and MP3.com will file a definitive proxy statement/prospectus and other documents regarding the proposed merger between Vivendi Universal and MP3.com with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the definitive proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the definitive proxy statement that will be filed with the SEC. The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to Vivendi Universal's Investor Relations contacts (below) or MP3.com, Investor Relations, Karen Silva, (858) 623-7222.



CONTACTS:

MEDIA RELATIONS:                                        INVESTOR RELATIONS:
PARIS                                                   PARIS
Antoine Lefort                                          Ariane de-Lamaze
011-33-1-71-71-1180                                     011-33-1-71-71-1084
Catherine Gros                                          NEW YORK
011-33-1-71-71-1711                                     Eileen McLaughlin
NEW YORK                                                212.572.8961
Anita Larsen
212.572.1118
Mia Carbonell
212.572.7556


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